                                                                    EXHIBIT 99.1


NEWS FROM UTi                                    NEWS RELEASE DATED JUNE 5, 2001

Contacts:

Lawrence R. Samuels                             Cecilia Wilkinson/Julie MacMedan
Chief Financial Officer                         PondelWilkinson MS&L
UTi Worldwide Inc.                              310.207.9300
310.604.3311                                    investor@pondel.com


          UTi WORLDWIDE REPORTS 34 PERCENT INCREASE IN OPERATING PROFIT
                            FOR FISCAL FIRST QUARTER

       -- NET REVENUES FROM ASIA PACIFIC OPERATIONS ADVANCE 57 PERCENT --

Rancho Dominguez, California -- June 5, 2001 -- UTi Worldwide Inc. (NasdaqNM:UTIW) today reported financial results using accounting principles generally accepted in the U.S. (U.S. GAAP) for the three-month period ended April 30, 2001.

For the fiscal 2002 first quarter, UTi's gross revenues rose 12 percent to $215.0 million from $192.7 million in the corresponding period last year. Net revenues for the quarter totaled $74.2 million, up 13 percent from $65.8 million in the same quarter of fiscal 2001. As expected, foreign currency exchange rates negatively impacted the company's financial results, which are reported in U.S. dollars. Based on the exchange rates in effect for the first quarter of fiscal 2001, gross revenue would have been $230.3 million, an increase of 20 percent, and net revenue would have been up 24 percent to $81.3 million.

Revenue gains were mainly attributable to growth in UTi's Asia Pacific business, which was up 48 percent in gross revenue and 57 percent in net revenue. Adverse currency impacts in Europe and Africa and the global economic slowdown restrained revenues in those regions and the Americas.

Operating profit grew 34 percent to $5.3 million in the current first quarter from $3.9 million last year. The company's operating profit margin, excluding amortization of goodwill, in the first three months of fiscal 2002 improved 170 basis points to 8.9 percent of net revenues compared with 7.2 percent for the same period a year ago.

Net income for the current first quarter increased 72 percent to $4.0 million, or $0.16 per diluted share, from net income of $2.3 million, or $0.12 per diluted share, for the corresponding fiscal 2001 period. Due to additional income earned in low tax rate jurisdictions around the world, net income for the first quarter of fiscal 2002 reflects an effective tax rate of 17 percent. This contrasts to an effective tax rate of 25 percent for the comparable prior-year period. The company noted that the number of shares outstanding increased significantly as a result of its U.S. initial public offering in November 2000.

"We are pleased with the growth we posted in the first quarter, especially with our continued operating margin improvement during the quarter and the expansion of our business in the Asia Pacific Region," said Roger I. MacFarlane, UTi's chief executive officer. "In Asia Pacific we benefited from organic growth as well as the contributions from last year's acquisition of Continental.

"Our achievements in the quarter were accomplished in spite of a weaker than expected month of April. Initial May results indicate continued weakness in customer shipment sizes going into the second quarter. Also, despite the growth we enjoyed in Asia Pacific in the first quarter, we are now seeing the U.S. slowdown spreading to that region and Europe. Based on this pattern, we anticipate a tough operating environment for the second quarter.

"UTi's strategies for weathering this environment are to focus on gaining market share through greater implementation of our world-class technologies and to further leverage our global geographic network. We believe operating margins will benefit from ongoing cost control efforts commenced in the fourth quarter of last year."

ABOUT UTi WORLDWIDE

UTi Worldwide Inc. is a global, non-asset based supply chain management business providing supply chain logistics services and planning and optimization solutions. The company's services include freight forwarding, customs brokerage and warehousing services such as the coordination of shipping and the storage of raw materials, supplies, components and finished goods. Through its supply chain planning and optimization services, the company assists clients in designing and implementing systems that improve the predictability and visibility and reduce the overall cost of their supply chains. The company has a global and diverse business customer base ranging from large multinational enterprises to smaller local businesses. For more information about the company visit its Web site at www.go2uti.com.

INVESTOR CONFERENCE CALL

UTi management will host an investor conference call on Tuesday, June 5, 2001, at 8:00 a.m. PDT (11:00 a.m. EDT) to review the company's financials and operations for the first quarter and to discuss its future outlook. The call will be open to all interested investors through a live, listen-only audio broadcast available over the Internet at www.go2uti.com and www.streetfusion.com. For those who are not able to listen to the live broadcast, the call will be archived for two weeks through 6:00 p.m. PDT, Tuesday, June 19, 2001 at both Web sites. A telephonic playback of the conference call also will be available from approximately 10:00 a.m. PDT, Tuesday, June 5, through 6:00 p.m. PDT, Tuesday, June 12, by calling 800-633-8284 (domestic) or 858-812-6440 (international) and using Reservation No.18980064.

SAFE HARBOR STATEMENT

Certain statements in this news release may be deemed to be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. The company intends that all such statements be subject to the "safe-harbor" provisions contained in those sections. Such statements may include, but are not limited to, the company's discussion of its strategies to realize operating margin gains, expectations regarding revenue levels for the remainder of the year, the company's ability to benefit from on-going cost control efforts, the company's focus on gaining market share, and any other statements, which are not historical facts. Many important factors may cause the company's actual results to differ materially from those discussed in any such forward-looking statements, including general economic, political and market conditions, increased competition, integration risks associated with acquisitions, the effects of changes in foreign exchange rates, increases in the company's effective tax rates, industry consolidation making it more difficult to compete against larger companies, risks of international operations, the success and effects of new strategies, and the other risks and uncertainties described in the company's filings with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, actual results may vary materially from those indicated. Although UTi believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove to be inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by UTi or any other person that UTi's objectives or plans will be achieved. The historical results achieved by the company are not necessarily indicative of its future prospects. UTi undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                      # # #

                                 (Tables Follow)

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

UTi WORLDWIDE INC.
CONSOLIDATED INCOME STATEMENTS
(Prepared in Accordance with U.S. GAAP)
(US$000s, except share and per share amounts)

                                                      Three Months Ended April 30,
                                                    -------------------------------
                                                        2001               2000
                                                    ------------       ------------
                                                              (Unaudited)
Gross revenue:
   Airfreight forwarding                            $    120,692       $    108,596
   Ocean freight forwarding                               60,119             54,692
   Customs brokerage                                      13,474             13,696
   Other                                                  20,687             15,708
                                                    ------------       ------------
      Total gross revenue                           $    214,972       $    192,692
                                                    ============       ============

Net revenue:
   Airfreight forwarding                            $     36,053       $     32,107
   Ocean freight forwarding                               13,397             10,912
   Customs brokerage                                      13,055             12,775
   Other                                                  11,671             10,007
                                                    ------------       ------------
      Total net revenue                                   74,176             65,801

Staff costs                                               39,250             34,259
Depreciation                                               2,306              2,057
Amortization                                               1,263                790
Other operating expenses                                  26,053             24,748
                                                    ------------       ------------
Operating profit                                           5,304              3,947
Interest expense, net                                       (215)              (665)
Losses on foreign exchange                                   (79)               (32)
                                                    ------------       ------------
Pretax income                                              5,010              3,250
Income tax expense                                          (848)              (820)
                                                    ------------       ------------
Net income before minority interests                       4,162              2,430
Minority interests                                          (142)               (93)
                                                    ------------       ------------

Net income                                          $      4,020       $      2,337
                                                    ============       ============

Basic earnings per ordinary share                   $       0.16       $       0.16
Diluted earnings per ordinary share                 $       0.16       $       0.12

Number of weighted-average shares
  outstanding used for per share calculations:
    Basic shares                                      24,949,182         14,287,375
    Diluted shares                                    25,540,093         19,718,889

UTi WORLDWIDE INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Prepared in Accordance with U. S. GAAP)
(US$000s)

                                                            April 30,      January 31,
                                                              2001            2001
                                                            ---------      ----------
                                                                   (Unaudited)
ASSETS

Cash and cash equivalents                                   $ 108,516       $  98,372
Trade receivables, net                                        201,252         212,860
Other current assets                                           24,997          23,551
                                                            ---------       ---------

      Total current assets                                    334,765         334,783

Property, plant and equipment, net                             33,423          34,952
Goodwill, net                                                  68,245          68,043
Investments                                                       203             209
Deferred tax assets                                             2,040           1,469
Other non-current assets                                        4,380           4,297
                                                            ---------       ---------

            Total assets                                    $ 443,056       $ 443,753
                                                            =========       =========

LIABILITIES & SHAREHOLDERS' EQUITY

Bank lines of credit                                        $  42,221       $  32,609
Current portion of capital lease obligations                    2,222           2,307
Short-term borrowings                                          11,266          11,570
Trade payables and other accrued liabilities                  181,027         188,902
Income taxes payable                                            3,905           3,747
Deferred tax liabilities                                          232             213
                                                            ---------       ---------

      Total current liabilities                               240,873         239,348

Long-term borrowings                                            2,965           3,159
Capital lease obligations                                       8,100           8,672
Deferred tax liabilities                                        2,358           2,377
Pension obligations                                               650             682
                                                            ---------       ---------

      Total long-term liabilities                              14,073          14,890

Minority interests                                              1,838           2,027

Shareholders' equity:
      Common stock                                            206,675         206,626
      Retained earnings                                        21,470          19,376
      Accumulated other comprehensive loss                    (41,873)        (38,514)
                                                            ---------       ---------
            Total shareholders' equity                        186,272         187,488
                                                            ---------       ---------

            Total liabilities and shareholders' equity      $ 443,056       $ 443,753
                                                            =========       =========

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

UTi WORLDWIDE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Prepared in Accordance with U.S. GAAP)
(US$000s)

                                                                   Three Months Ended April 30,
                                                                   ----------------------------
                                                                      2001             2000
                                                                   ----------       -----------
                                                                           (Unaudited)
OPERATING ACTIVITIES:
Net income                                                          $   4,020       $   2,337
Adjustments to reconcile net income to net cash
  provided by operating activities:
      Stock compensation costs                                             48             400
      Depreciation                                                      2,306           2,057
      Amortization                                                      1,263             790
      Deferred income taxes                                              (617)           (408)
      Gain on disposal of equipment                                       (17)            (37)
      Loss on disposal of investment                                       --             236
      Other                                                               141              93
      Changes in operating assets and liabilities:
            Decrease/(increase) in trade receivables and other
                 current assets                                         7,800         (13,595)
            (Decrease)/increase in trade payables and other
                 accrued liabilities*                                  (7,724)         16,120
            Other                                                        (156)            (39)
                                                                    ---------       ---------
      Net cash provided by operating activities*                        7,064           7,954

INVESTING ACTIVITIES:
Purchases of property, plant and equipment                             (1,797)         (1,859)
Proceeds from disposal of property, plant and equipment                   341             210
Acquisition of subsidiaries                                            (1,767)         (4,339)
Other                                                                      (3)             73
                                                                    ---------       ---------
      Net cash used in investing activities                            (3,226)         (5,915)

FINANCING ACTIVITIES:
Increase in bank lines of credit                                        9,612             734
Long-term borrowings - advanced                                            21             303
Long-term borrowings - repaid                                              (8)             (1)
Capital lease obligations - repaid                                       (520)           (488)
(Increase)/decrease in minority interests                                (153)             39
Other                                                                    (615)            739
                                                                    ---------       ---------
      Net cash provided by financing activities                         8,337           1,326

Net increase in cash and cash equivalents*                             12,175           3,365

Cash and cash equivalents at beginning of period                       98,372          20,760
Effect of foreign exchange rate changes*                               (2,031)          4,656
                                                                    ---------       ---------
Cash and cash equivalents at end of period                          $ 108,516       $  28,781
                                                                    =========       =========

* Corrected as of June 15, 2001 to reflect the reclassification of foreign currency translation.

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

UTi WORLDWIDE INC.
SEGMENT REPORTING
(Prepared in Accordance with U.S. GAAP)
(US$000s)

                                                                  THREE MONTHS ENDED APRIL 30, 2001
                                           --------------------------------------------------------------------------------
                                                                         Asia
                                            Europe        Americas      Pacific       Africa        Corporate       Total
                                           --------       --------      -------       ------        ---------      --------
                                                                      (Unaudited)

Gross revenue from external customers      $ 64,568       $ 65,782      $ 55,105      $ 29,517      $     --       $214,972
                                           ========       ========      ========      ========      ========       ========

Net revenue                                $ 14,876       $ 23,968      $ 13,358      $ 21,974      $     --       $ 74,176
Staff costs                                   8,630         14,430         6,228         8,868         1,094         39,250
Depreciation                                    580            635           380           637            74          2,306
Amortization                                    149            732           304            78            --          1,263
Other operating expenses                      3,834          7,532         4,144        10,421           122         26,053
                                           --------       --------      --------      --------      --------       --------
Segment result                             $  1,683       $    639      $  2,302      $  1,970      $ (1,290)         5,304
                                           ========       ========      ========      ========      ========
Interest expense, net                                                                                                 (215)
Losses on foreign exchange                                                                                             (79)
                                                                                                                   --------
Pretax income                                                                                                         5,010
Income tax expense                                                                                                    (848)
                                                                                                                   --------
Net income before minority interests                                                                               $  4,162
                                                                                                                   ========


                                                                  THREE MONTHS ENDED APRIL 30, 2000
                                           --------------------------------------------------------------------------------
                                                                         Asia
                                            Europe        Americas      Pacific       Africa        Corporate       Total
                                           --------       --------      -------       ------        ---------      --------
                                                                      (Unaudited)
Gross revenue from external customers      $ 62,467       $ 57,863      $ 37,304      $ 35,058      $     --       $192,692
                                           ========       ========      ========      ========      ========       ========

Net revenue                                $ 13,568       $ 20,252      $  8,508      $ 23,473      $     --       $ 65,801
Staff costs                                   7,594         12,598         4,005         9,988            74         34,259
Depreciation                                    486            460           199           816            96          2,057
Amortization                                    116            510            84            80            --            790
Other operating expenses                      3,777          6,524         2,712        11,197           538         24,748
                                           --------       --------      --------      --------      --------       --------
Segment result                             $  1,595       $    160      $  1,508      $  1,392      $   (708)         3,947
                                           ========       ========      ========      ========      ========
Interest expense, net                                                                                                  (665)
Losses on foreign exchange                                                                                              (32)
                                                                                                                   --------
Pretax income                                                                                                         3,250
Income tax expense                                                                                                     (820)
                                                                                                                   --------
Net income before minority interests                                                                               $  2,430
                                                                                                                   ========

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